UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

EXACT SCIENCES CORPORATION

(Name of Subject Company (Issuer))

SEQUENOM, INC.

ESC ACQUISITION SUB, INC.

(Name of Filing Persons (Offerors))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

817337405

(CUSIP Number of Class of Securities)

Harry Stylli, Ph.D.

President and Chief Executive Officer

Sequenom, Inc.

President and Chief Executive Officer

ESC Acquisition Sub, Inc.

3595 John Hopkins Court

San Diego, California 92121

(858) 202-9000

(Names, addresses and telephone numbers of persons authorized to receive notices and communications on behalf of filing person)

Copies to:

D. Bradley Peck, Esq. Barbara L. Borden, Esq. J. Patrick Loofbourrow, Esq. Cooley Godward Kronish LLP 4401 Eastgate Mall San Diego, California 92121 (858) 550-6000	Clarke Neumann Vice President and General Counsel Sequenom, Inc. 3595 John Hopkins Court San Diego, California 92121 (858) 202-9000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$42,011,182.86	$1,651.04

(1)	The transaction valuation is estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d). The value of the transaction was calculated as the product of (i) 31,351,629 shares of EXACT Sciences Corporation common stock (the sum of (a) 27,247,381 shares of EXACT Sciences Corporation common stock outstanding (as reported in EXACT Sciences Corporation’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 as of November 3, 2008), (b) 3,685,458 shares of EXACT Sciences Corporation common stock issuable upon exercise of outstanding stock options (as reported in EXACT Sciences Corporation’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 and (c) a total of 418,790 shares of Exact Sciences Corporation common stock issued to directors of EXACT Sciences since November 3, 2008 (as reported on various Form 4s filed on behalf of the directors receiving such shares))) and (ii) the average of the high and low sales prices of EXACT Sciences Corporation common stock as reported on The NASDAQ Capital Market on January 23, 2009 ($1.34).

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $39.30 per $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,651.04
Form or Registration No.:	Form S-4
Filing Party:	Sequenom, Inc.
Date Filed:	January 27, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-l(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTION

This Tender Offer Statement on Schedule TO is filed by Sequenom, Inc., a Delaware corporation (“Sequenom”), and ESC Acquisition Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Sequenom (“Acquisition Sub”). This Schedule TO relates to the offer by Sequenom, through ESC Acquisition Sub, to exchange each of the issued and outstanding shares of common stock, par value $0.01 per share (the “EXACT Sciences common stock”), of EXACT Sciences Corporation, a Delaware corporation (“EXACT Sciences”), that is validly tendered and not properly withdrawn prior to the expiration date, for $1.50 in Sequenom common stock, $0.001 par value (the “Sequenom common stock”) pursuant to an exchange ratio described below. The exchange ratio is a fraction, rounded to the fourth decimal point, equal to the quotient of $1.50, divided by the Sequenom common stock price described below, except that if the Sequenom common stock price is more than $28.06 or less than $20.74, the exchange ratio is fixed as described below. The Sequenom common stock price used to determine the exchange ratio will be equal to the average of the closing sales price for a share of Sequenom common stock on The NASDAQ Global Market during the 10-day trading period ending one day before the expiration date (the “Closing Sales Price”), provided that if the Closing Sales Price is more than $28.06 per share, then the exchange ratio will be fixed at 0.0535 of a share of Sequenom common stock for each share of EXACT Sciences common stock and if the Closing Sales Price is less than $20.74 per share, then the exchange ratio will be fixed at 0.0723 of a share of Sequenom common stock for each share of EXACT Sciences common stock. The Exchange Offer (as defined below) is made on the terms and subject to the conditions contained in the prospectus/offer to exchange, dated January 27, 2009 related to the Exchange Offer (the “Prospectus”), which is set forth as Exhibit (a)(4) hereto, and in the related Letter of Transmittal, which is set forth as Exhibit (a)(1)(A) hereto, as they may be supplemented, amended and otherwise modified from time to time (the “Exchange Offer”).

On January 27, 2009, Sequenom filed a registration statement on Form S-4 (the “Registration Statement”) relating to the Exchange Offer, of which the Prospectus forms a part.

All information contained in the Prospectus and the Letter of Transmittal, and any prospectus supplement or any other supplement thereto related to the Exchange Offer, is hereby expressly incorporated herein by reference in response to all items in this Schedule TO, and as more precisely set forth below.

Item 1.	Summary Term Sheet.

Information required by Item 1001 of Regulation M-A is contained in the Prospectus, which meets the requirements of Rule 421(d) promulgated under the Securities Act of 1933, as amended.

Item 2.	Subject Company Information.

(a)	Name and Address. As described in the Prospectus, the subject company and the issuer subject to the Exchange Offer is EXACT Sciences. The information set forth in the Prospectus under the caption “The Companies—EXACT Sciences” is incorporated herein by reference.

(b)	Securities. According to EXACT Sciences’ Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, there were 27,247,381 shares of EXACT Sciences common stock outstanding as of November 3, 2008.

(c)	Trading Market and Price. The information set forth in the Prospectus under the caption “Summary—Market Price and Dividend Matters” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)	Name and Address. Sequenom and Acquisition Sub are the filing persons. Both Sequenom’s and Acquisition Sub’s principal executive officers are located at 3595 John Hopkins Court, San Diego,

California 92121. The business telephone number for Sequenom and Acquisition Sub is 858-202-9000. The information set forth in Schedule IV to the Prospectus entitled “Directors and Executive Officers of Sequenom, Inc.” and Schedule V to the Prospectus entitled “Directors and Executive Officers of ESC Acquisition Sub, Inc.” is incorporated herein by reference.

(b)	Business and Background of Entities. The information set forth in the Prospectus under the caption “The Companies—Sequenom,” “The Companies—Acquisition Sub,” in Schedule IV to the Prospectus entitled “Directors and Executive Officers of Sequenom, Inc.” and in Schedule V to the Prospectus entitled “Directors and Executive Officers of ESC Acquisition Sub, Inc.” is incorporated herein by reference.

(c)	Business Background of Natural Persons. The information set forth in Schedule IV to the Prospectus entitled “Directors and Executive Officers of Sequenom, Inc.” and Schedule V to the Prospectus entitled “Directors and Executive Officers of Acquisition Sub, Inc.” is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)	Material Terms. The information set forth in the Letter of Transmittal and the Prospectus under the captions “The Exchange Offer” and “Comparison of Stockholders’ Rights” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a)	Transactions. The information set forth in the Prospectus under the caption “The Exchange Offer—Relationships With EXACT Sciences” is incorporated herein by reference.

(b)	Significant Corporate Events. The information set forth in the Prospectus under the caption “Background and Reasons for the Exchange Offer—Background of the Exchange Offer” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)	Purposes. The information set forth in the Prospectus under the caption “Background and Reasons for the Exchange Offer—Reasons for the Exchange Offer,” “The Exchange Offer—Purpose of the Exchange Offer; Appraisal/Dissenters’ Rights” is incorporated herein by reference.

(c)	Plans. The information set forth in the Prospectus under the captions “Background and Reasons for the Exchange Offer—Background of the Exchange Offer,” “The Exchange Offer—Purpose of the Exchange Offer; Appraisal/Dissenters’ Rights,” “The Exchange Offer—Plans for EXACT Sciences” and “The Exchange Offer—NASDAQ Listing; Effect of the Exchange Offer on the Market for Shares of EXACT Sciences Common Stock; Registration Under the Exchange Act; Margin Regulations” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)	Source of Funds. The information set forth in the Prospectus under the caption “The Exchange Offer—Source and Amount of Funds or Other Consideration” is incorporated herein by reference.

(b)	Conditions. None.

(d)	Borrowed Funds. None.

Item 8.	Interest in Securities of the Subject Company.

(a), (b)	Securities Ownership; Securities Transactions. The information set forth in the Prospectus under the caption “The Exchange Offer—Relationships with EXACT Sciences” is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations. The information set forth in the Prospectus under the caption “The Exchange Offer—Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements.

(a)	Financial Information. The information set forth in the Prospectus under the captions “Summary—Comparative Historical and Pro Forma Per Share Data,” “Summary—Selected Historical Consolidated Financial Data of Sequenom,” the financial information set forth in Item 8 of Sequenom’s Annual Report on Form 10-K for its fiscal year ended December 31, 2007, and the financial information set forth in Item 1 of Sequenom’s Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2008 is incorporated herein by reference. Acquisition Sub was formed in January 2009 and has no financial assets.

(b)	Pro Forma Information. The information set forth in the Prospectus under the captions “Summary—Comparative Historical and Pro Forma Per Share Data,” “Summary—Selected Unaudited Pro Forma Combined Financial Data,” and “Unaudited Pro Forma Condensed Combined Consolidated Financial Statements” is incorporated herein by reference. Acquisition Sub was formed in January 2009 and has no financial assets.

Item 11.	Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

(1) Except to the extent already disclosed in this Schedule TO or as described in the Prospectus, neither Sequenom, nor, to the best of Sequenom’s knowledge, any of Sequenom’s directors, executive officers or other affiliates, is a party to any present or proposed material agreement, arrangement, understanding, or relationship with EXACT Sciences or any of its executive officers, directors or affiliates that would require disclosure under Item 1011(a)(1) of Regulation M-A. Except to the extent already disclosed in this Schedule TO or as described in the Prospectus, neither Acquisition Sub, nor, to the best of Acquisition Sub’s knowledge, any of Acquisition Sub’s directors, executive officers or other affiliates, is a party to any present or proposed material agreement, arrangement, understanding, or relationship with EXACT Sciences or any of its executive officers, directors or affiliates that would require disclosure under Item 1011(a)(1) of Regulation M-A. The information set forth in the Prospectus under the captions “The Exchange Offer–Conditions of the Exchange Offer,” “The Exchange Offer—Regulatory Approvals,” “The Exchange Offer—NASDAQ Listing; Effect of the Exchange Offer on the Market for Shares of EXACT Sciences Common Stock; Registration Under the Exchange Act; Margin Regulations,” and “The Exchange Offer—Certain Other Legal Matters” is incorporated herein by reference. Sequenom is not aware of any material legal proceedings relating to the Exchange Offer.

(b)	Other Material Information. To the extent it is not already incorporated into this Schedule TO, the information set forth in the Prospectus and the appendices thereto and in the related Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit Number	Description of Exhibits

(a)(1)(A)	Letter of Transmittal*

(a)(1)(B)	Notice of Guaranteed Delivery*

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(D)	Letter to Clients to be Used by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*

(a)(1)(F)	Letter dated January 27, 2009 from Harry Stylli, Ph.D., President and Chief Executive Officer of Sequenom, Inc., addressed to stockholders of EXACT Sciences Corporation.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Prospectus/offer to exchange relating to Sequenom common stock to be issued in the Exchange Offer*

(a)(5)	Summary Advertisement*

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Opinion of Cooley Godward Kronish LLP (regarding certain tax matters)*

*	Incorporated by reference to Sequenom’s Registration Statement on Form S-4 filed with the Securities and Exchange Commission on January 27, 2009.

Item 13.	Information Required by Schedule 13E-3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated: January 27, 2009	SEQUENOM, INC.

	By:	/s/ HARRY STYLLI, Ph.D.
	Name:	Harry Stylli, Ph.D.
	Title:	President and Chief Executive Officer

ESC ACQUISITION SUB, INC.

	By:	/s/ HARRY STYLLI, Ph.D.
	Name:	Harry Stylli, Ph.D.
	Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibits

(a)(1)(A)	Letter of Transmittal*

(a)(1)(B)	Notice of Guaranteed Delivery*

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(D)	Letter to Clients to be Used by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*

(a)(1)(F)	Letter dated January 27, 2009 from Harry Stylli, Ph.D., President and Chief Executive Officer of Sequenom, Inc., addressed to stockholders of EXACT Sciences Corporation.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Prospectus/offer to exchange relating to Sequenom common stock to be issued in the Exchange Offer*

(a)(5)	Summary Advertisement*

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Opinion of Cooley Godward Kronish LLP (regarding certain tax matters)*

*	Incorporated by reference to Sequenom’s Registration Statement on Form S-4 filed with the Securities and Exchange Commission on January 27, 2009.